Enterra Energy Trust Provides Operational Update

Calgary, Alberta – (Marketwire – September 11, 2008) Enterra Energy Trust (“Enterra” or the “Trust”) anticipates 100% replacement of reserves produced in 2008, reports on the status of its operations in Canada and the United States and provides an update regarding its ongoing business with Semgroup L.P.

Enterra recently completed a mid-year internal assessment of the results of its drilling programs to date and its planned activities for the remainder of the year.  The review indicates that the Trust is well ahead of its plan and should be able to replace reserves produced during 2008.

“Considering the successes we have experienced so far in 2008 and our immediate drilling schedule for the balance of the year, we have the confidence to anticipate full replacement of our reserves,” said Jim Tyndall, Senior Vice President Operations and Chief Operating Officer of Enterra.  “The replacement of reserves is crucial to the stability of Enterra and underpins the value of the Trust.  At the beginning of the year we did not anticipate achieving this goal, but our teams have prepared attractive drilling opportunities, which we have been aggressively pursuing.  I am optimistic about the prospects and look forward to continuing positive results.”

Oklahoma Operations

The drilling success in Oklahoma has continued, with 20 (5.2 net) wells drilled year-to-date.  Maintaining this drilling pace, the Trust expects to add another 11 (3.3 net) wells during the remainder of 2008, including a new salt water disposal well.  Current production from the assets in Oklahoma is approximately 4,580 boe per day, made up of about 88% liquids-rich natural gas.

Every Enterra well drilled to date on this resource-type play has achieved commercial production.  Recently drilled wells in particular are exhibiting results better than the statistical average performance of the play since the Trust began its Oklahoma operations in 2006.

During 2008, all producing wells have been drilled under a farmout agreement.  Under this agreement, Enterra bears only minor capital costs related to this program, while the Trust's venture partner pays 100% of the cost of drilling, completing and equipping the wells.  This arrangement results in exceptionally low finding and development costs for Enterra on its retained 30% working interest.

Canadian Operations

As previously announced, Enterra has increased its 2008 capital program by $8 million to take advantage of certain attractive drilling opportunities primarily in Canada.  A number of wells in Alberta and Saskatchewan are either presently drilling or imminent on existing lands and on lands recently acquired as follow-up to the Trust’s recent drilling success.  Following these, Enterra will turn its focus to winter drilling operations in north east British Columbia.  In total, the Trust expects to drill another ten wells in Canada during 2008.

Subsequent to the second quarter, Enterra has added production from three wells drilled at the end of June.  The new wells have increased total production in Canada to approximately 5,700 boe per day, of which about 56% is crude oil and natural gas liquids.

SemGroup L.P. Update

Enterra now estimates its total exposure from the SemGroup L.P. (“SemGroup”) bankruptcy filing is $9 million, which is lower than previously announced and is substantially offset by a financial instrument held in Canada with SemGroup.  In the U.S., Enterra has now discontinued supplying crude oil to SemGroup after the Trust was not accepted under SemGroup’s failed Critical Supplier Protection Program and no other credit assurances could be provided.  Enterra has, however, been paid in a timely fashion for oil products delivered after the July 22 bankruptcy filing.  Also in the U.S., Enterra continues to ship natural gas via pipeline to a SemGroup affiliate under a letter of credit backed by Bank of America.  In Canada, Enterra ships oil through SemCanada Crude L.P. facilities under a monthly pre-payment scheme where all products and services are paid for in advance of delivery.  Enterra closely monitors developments related to the bankruptcy of SemGroup and its impact on the Trust.

About Enterra Energy Trust

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 63% natural gas and 37% crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Barrels of Oil Equivalent

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas drilling and production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com